UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Clene, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

185634102

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS Vivo Opportunity Fund Holdings, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 12,500,000 (1)(2)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 12,500,000 (1)(2)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,500,000 (1)(2)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.0% (2)
12.	TYPE OF REPORTING PERSON PN

(1)	The number represents (i) 6,250,000 shares of common stock, par value $0.0001 per share (the “Common Stock”) of Clene, Inc. (the “Issuer”) issuable upon exercise of Tranche A warrants that are exercisable within 60 days of this Statement, and (ii) 6,250,000 shares of Common Stock issuable upon exercise of Tranche B warrants that are exercisable within 60 days of this Statement. All securities are held of record by Vivo Opportunity Fund Holdings, L.P. Vivo Opportunity, LLC is the general partner of Vivo Opportunity Fund Holdings, L.P. The Tranche A warrants and Tranche B warrants contain provisions preventing the warrants from being exercised if such exercise would result in the holder obtaining greater than 9.99% of the Issuer’s voting securities.

(2)

Based on 167,095,337 shares of the Issuer’s Common Stock to be outstanding after the at the market offering of the Issuer, as disclosed in the prospectus filed by the Issuer on November 7, 2023, pursuant to Rule 424(b)(5), which forms part of the Issuer’s Registration Statement on Form S-3 (File No. 333-264299), plus the shares of Common Stock exercisable upon exercise of Tranche A warrants and Tranche B warrants.

1.	NAMES OF REPORTING PERSONS Vivo Opportunity, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 12,500,000 (1)(2)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 12,500,000 (1)(2)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,500,000 (1)(2)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.0% (2)
12.	TYPE OF REPORTING PERSON OO

(1)	The number represents (i) 6,250,000 shares of Common Stock issuable upon exercise of Tranche A warrants that are exercisable within 60 days of this Statement, and (ii) 6,250,000 shares of Common Stock issuable upon exercise of Tranche B warrants that are exercisable within 60 days of this Statement. All securities are held of record by Vivo Opportunity Fund Holdings, L.P. Vivo Opportunity, LLC is the general partner of Vivo Opportunity Fund Holdings, L.P. The Tranche A warrants and Tranche B warrants contain provisions preventing the warrants from being exercised if such exercise would result in the holder obtaining greater than 9.99% of the Issuer’s voting securities.

(2)	Based on 167,095,337 shares of the Issuer’s Common Stock to be outstanding after the at the market offering of the Issuer, as disclosed in the prospectus filed by the Issuer on November 7, 2023, pursuant to Rule 424(b)(5), which forms part of the Issuer’s Registration Statement on Form S-3 (File No. 333-264299), plus the shares of Common Stock exercisable upon exercise of Tranche A warrants and Tranche B warrants.

Item 1.	Issuer

(a)	Name of Issuer:
Clene, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:
6550 South Millrock Drive, Suite G50 Salt Lake City, Utah, 84121

Item 2.	Filing Person

(a) – (c)	Name of Persons Filing; Address; Citizenship:

(i) Vivo Opportunity Fund Holdings, L.P., a Delaware limited partnership; and
(ii) Vivo Opportunity, LLC, a Delaware limited liability company. Vivo Opportunity, LLC is the general partner of Vivo Opportunity Fund Holdings, L.P.

The address of the principal business office of the Reporting Persons is 192 Lytton Avenue, Palo Alto, CA 94301.

(d)	Title of Class of Securities:
Common Stock, par value $0.0001 per share (“Common Stock”).

(e)	CUSIP Number:
185634102

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

(a) and (b)	Amount beneficially owned:

The information set forth in rows 5 through 11 of the cover pages is incorporated by reference into this Item 4.

The shares reported in this Schedule 13G/A include (i) 6,250,000 shares of Common Stock issuable upon exercise of Tranche A warrants that are exercisable within 60 days of this Statement, and (ii) 6,250,000 shares of Common Stock issuable upon exercise of Tranche B warrants that are exercisable within 60 days of this Statement. All securities are held of record by Vivo Opportunity Fund Holdings, L.P. Vivo Opportunity, LLC is the general partner of Vivo Opportunity Fund Holdings, L.P.

The Tranche A warrants and Tranche B warrants contain provisions preventing the warrants from being exercised if such exercise would result in the holder obtaining greater than 9.99% of the Issuer’s voting securities.

(c)	Number of shares as to which such person has:

Reporting Person	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Percentage of Common Stock Outstanding
Vivo Opportunity Fund Holdings, L.P.	12,500,000	0	12,500,000	0	7.0	%*
Vivo Opportunity, LLC	12,500,000	0	12,500,000	0	7.0	%*

*	The percent of class was based on 167,095,337 shares of the Issuer’s Common Stock to be outstanding after the at the market offering of the Issuer, as disclosed in the prospectus filed by the Issuer on November 7, 2023, pursuant to Rule 424(b)(5), which forms part of the Issuer’s Registration Statement on Form S-3 (File No. 333-264299), plus the shares of Common Stock exercisable upon exercise of Tranche A warrants and Tranche B warrants.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2024

VIVO OPPORTUNITY FUND HOLDINGS, L.P,

By:	Vivo Opportunity, LLC
Its:	General Partner

/s/ Kevin Dai
Name:	Kevin Dai
Title:	Managing Member

VIVO OPPORTUNITY, LLC

/s/ Kevin Dai
Name:	Kevin Dai
Title:	Managing Member